                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 26)*



                    CONTINENTAL MORTGAGE AND EQUITY TRUST
--------------------------------------------------------------------------------
                               (Name of Issuer)


                 Shares of Beneficial Interest, No Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 211,663,208
                     -----------------------------------
                                (CUSIP Number)
          Robert A. Waldman
          10670 North Central Expressway, Suite 600
          Dallas, Texas 75231
          (214) 692-4758
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               October 11, 1995
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 211-663-208                                         PAGE 2 OF 12 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           American Realty Trust, Inc.
           54-0697989
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Georgia

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                     1,086,710

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                        -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                     1,086,710

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                        -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,086,710

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 211-663-208                                         PAGE 3 OF 12 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Gene E. Phillips Children's Trust
           13-6599769
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                     32,866

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                        -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                     32,866

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                        -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           32,866

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           OO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 211-663-208                                         PAGE 4 OF 12 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Basic Capital Management, Inc.
           75-2261065
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                     291,699

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                        -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                     291,699

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                        -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           291,699

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.0%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                     CONTINENTAL MORTGAGE AND EQUITY TRUST

                             CUSIP No. 211 663 208

Item 1.  Security and Issuer

         Item 1 is hereby amended to read as follows:

         This amendment relates to the Shares of Beneficial Interest, no par value (the "Shares"), of Continental Mortgage and Equity Trust ("CMET"), and amends the amended statement on Schedule 13D filed on August 18, 1995. The principal executive offices of CMET are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2.  Identity and Background

         Item 2 is hereby amended to read as follows:

         This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM"), and the Gene E. Phillips Children's Trust (the "GEP Trust") (collectively, the "Reporting Persons").

         The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because BCM owns approximately 41.6% of the outstanding securities of ART and BCM serves as the advisor to ART and CMET. BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children. Ryan T. Phillips is the son of Gene E. Phillips, a beneficiary of the GEP Trust, a director of ART and a director of BCM.

         (I) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

The following is a list of the executive officers and directors of ART:

     Name                         Position(s) with ART
     ----                         --------------------
Ryan T. Phillips                  Director

Al Gonzalez                       Director

Oscar W. Cashwell                 Director

Dale A. Crenwelge                 Director

     Name                         Position(s) with ART
     ----                         --------------------
Karl L. Blaha                     President

Thomas A. Holland                 Executive Vice President and
                                    Chief Financial Officer

Randall M. Paulson                Executive Vice President

Bruce A. Endendyk                 Executive Vice President

Robert A. Waldman                 Senior Vice President, Secretary
                                    and General Counsel

Drew D. Potera                    Treasurer


         Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan is the son of Gene E. Phillips and a beneficiary of the GEP Trust. Ryan T. Phillips is a citizen of the United States of America.

         Mr. Gonzalez' business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

          Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is Executive Vice President of BCM. Mr. Cashwell is a citizen of the United States of America.

         Mr. Crenwelge's business address is 10208 Echo Ridge Drive, Austin, Texas 78750. Mr. Crenwelge's present principal occupation is the President of Longhorn Consultants Commercial Real Estate Group, Inc. and Crenwelge Commercial Consultants, Inc. Mr. Crenwelge is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President of Carmel Realty, Inc. Mr. Blaha is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Security Manager of BCM. Mr. Potera is a citizen of the United States of America.

         (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

     Name                   Position(s) with BCM
     ----                   --------------------
Randall M. Paulson          President

Oscar W. Cashwell           Executive Vice President

Thomas A. Holland           Executive Vice President and
                              Chief Financial Officer

Clifford C. Towns, Jr.      Executive Vice President, Finance

Bruce A. Endendyk           Executive Vice President

Cooper B. Stuart            Executive Vice President

Mark W. Branigan            Executive Vice President

Robert A. Waldman           Senior Vice President, General
                              Counsel and Secretary

     Name                   Position(s) with BCM
     ----                   --------------------
Drew D. Potera              Vice President, Treasurer
                              and Securities Manager

Ryan T. Phillips            Director

Mickey Ned Phillips         Director


         Information with respect to Messrs. Paulson, Cashwell, Endendyk, Holland, Waldman, Potera and Phillips is disclosed in (I) above.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Young's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

         Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan's present principal occupation is Executive Vice President of BCM. Mr. Branigan is a citizen of the United States of America.

         Mr. Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

         (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips.

         Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Gene E. Phillips is a citizen of the United States of America.

         Donald W. Phillips' business address is 10670 North Central Expressway, Suite 400, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended to read as follows:

         (a)  Share Ownership

         The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                            Shares Owned Directly
                            ---------------------

                                           Number of       Percent of
Reporting Person                            Shares           Class(1)
----------------                          ----------       ----------
ART                                         1,086,710        37.2%
BCM                                           291,699        10.0%
GEP Trust                                      32,866         1.1%
Reporting Persons
as a Group                                  1,411,275        48.4%


                          Shares Owned Beneficially
                          -------------------------

                                            Number of     Percent of
Reporting Person                              Shares        Class (1)
----------------                            ----------    -----------
ART                                         1,086,710        37.2%
BCM                                           291,699        10.0%
GEP Trust                                      32,866         1.1%
Al Gonzalez (2)                             1,086,710        37.2%
Ryan Phillips (2)(3)(4)                     1,411,275        48.4%
Mickey Ned Phillips (3)                       291,699        10.0%
Dale A. Crenwelge (2)                       1,086,710        37.2%
Oscar W. Cashwell (2)(3)                    1,378,409        47.2%

Total                                       1,411,275        48.4%

_____________________
        (1) Percentage calculations are based upon 2,918,106 Shares outstanding at July 28, 1995. Total and addends may not match due to rounding.

        (2) May be deemed to be a beneficial owner of the Shares owned directly by ART by virtue of the relationship to ART as described in Item 2.

        (3) May be deemed to be a beneficial owner of the Shares owned directly by BCM by virtue of the relationship to BCM as described in Item 2.

        (4) May be deemed to be a beneficial owner of the Shares owned directly by the GEP Trust by virtue of the relationship to the GEP Trust as described in Item 2.

                       (b)     Voting and Dispositive Power

                 Each of the directors of ART share voting and dispositive power over all of the Shares owned by ART. Each of the directors of BCM share voting and dispositive power over all of the Shares owned by BCM. The Trustee of GEP Trust has complete voting and dispositive power over all of the Shares owned by the GEP Trust.

                       (c)     Transactions in Securities

                 The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days:

Reporting                        Number of              Price        Type of
Person          Date               Shares            Per Share     Transaction
---------       ----             ----------          ---------     -----------
BCM             08/29/95            5,000             $14.50       Open Market
ART             09/08/95            5,000             $14.50       Open Market
ART             09/14/95            5,000             $14.50       Open Market
ART             09/18/95            5,000             $14.50       Open Market
ART             09/26/95            5,500             $14.50       Open Market
ART             10/05/95            5,000             $14.50       Open Market
ART             10/11/95            5,000             $14.50       Open Market

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                 Item 6 is hereby amended to read as follows:

                 ART has pledged 20,000 shares to Advest, pledged 10,000 shares to The Advisors Group, pledged 25,000 shares to Allied, pledged 10,000 shares to Arnold Securities, pledged 10,000 shares to Baker & Co., pledged 70,000 shares to Bear Stearns, pledged 10,000 shares to Bidwell, pledged 10,000 shares to Brokerage Services, pledged 10,000 shares to Brown & Co., pledged 10,000 shares to C.J. Lawrence, pledged 15,000 shares to Comerica, pledged 10,000 shares to Cowen & Co., pledged 7,500 shares to Dain Bosworth, pledged 152,662 shares to Dean Witter (CA), pledged 15,000 shares to Dillon Read, pledged 10,000 shares to Equitable Sec., pledged 30,000 shares to First Alabama, pledged 15,000 shares to First Southwest, pledged 22,000 shares to Global Strategies, pledged 23,507 shares to Goldman Sachs, pledged 14,000 shares to Hambrecht & Quist, pledged 10,000 shares to Howe Barnes, pledged 10,000 shares to Interstate/J.L., pledged 10,000 shares to JB Oxford, pledged 5,000 shares to Jefferies (TX), pledged 13,357 shares to Kemper Sec., pledged 20,000 shares to Kemper Sec. (TX), pledged 10,000 shares to Kirkpatrick Pettis, pledged 17,500 shares to Legg Mason, pledged 15,000 shares to Legg Mason (TX), pledged 10,000 shares to Lombard, pledged 15,000 shares to Marsh Block, pledged 5,000 shares to May Financial, pledged 15,000 shares to McDonald & Co., pledged 23,000 shares to Montgomery, pledged 10,000 shares to Morgan Keegan, pledged 21,700 shares to Mutual Securities, pledged 52,357 shares to NationsBanc, pledged 20,000 shares to Nationwide Sec., pledged 18,000 shares to Ohio Co., pledged 10,000 shares to Olde, pledged 18,000 shares to Oppenheimer (NY), pledged 33,357 shares to Oppenheimer (TX), pledged 15,000 shares to Pacific Brokerage, pledged 29,138 shares to Piper Jaffray, pledged 20,000 shares to The Principal, pledged 10,000 shares to Quick & Reilly, pledged 35,000 shares to Robert Baird, pledged 13,000 shares to Rodman & Renshaw, pledged 10,000 shares to Roney & Co., pledged 11,966 shares to Securities of America; pledged 666 shares to Southwest Sec.
(TX), pledged 13,000 shares to Tucker Anthony, pledged 29,000 shares to T.F. White, pledged 10,000 shares to UBS Securities, pledged 10,000 shares to Wachovia, pledged 9,000 shares to Washington Discount and pledged 9,000 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

                 BCM has pledged 5,000 shares to Advest, pledged 1,600 shares to The Advisors Group, pledged 10,000 shares to Brown & Co., pledged 5,000 shares to Cowen & Co., pledged 207,200 shares to Dean Witter (CA), pledged 10,000 shares to First Alabama, pledged 5,000 shares to Jefferies (TX), pledged 14,233 shares to Kemper Sec. (TX), pledged 5,000 shares to Legg Mason, pledged 9,666 shares to NationsBanc, pledged 5,000 shares to Ohio Co., pledged 1,000 shares to Olde, pledged 3,000 shares to Rodman & Renshaw and pledged 10,000 shares to Worthen in stock margin accounts maintained by it with such brokers.

                                   SIGNATURES

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           October 31, 1995

                                        AMERICAN REALTY TRUST, INC.



                                        By:  /s/Karl L. Blaha
                                           -----------------------------
                                             Karl L. Blaha
                                             President



                                        BASIC CAPITAL MANAGEMENT, INC.



                                        By:  /s/Drew D. Potera
                                           ----------------------------
                                             Drew D. Potera
                                             Treasurer



                                        GENE E. PHILLIPS CHILDREN'S TRUST



                                        By:  /s/Donald W. Phillips
                                           ------------------------------
                                             Donald W. Phillips
                                             Trustee